UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 8, 2021

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 7.      Departure of Certain Officers

Effective March 8, 2021, James Caccavo, the Interim Chief Executive Officer and Director of HYLETE, Inc. (the “Company”) has resigned from his positions as Interim Chief Executive Officer and Director. The Company’s board of directors has not appointed an acting Chief Executive Officer while it assesses the composition of the company’s leadership and board. In the interim, the Company’s Chief Operating Officer, Adam Colton, will assume the role of principal executive officer for purposes of the Company’s filings with the Securities and Exchange Commission. Mr. Colton will no longer serve as the Company’s principal accounting officer. Lilia Nevarez, the Company’s Controller, has assumed the role of the Company’s principal accounting officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Financial Officer, principal executive officer

Date:	March 19, 2021